Exhibit 99.1

BioNTech to Raise USD 250 Million in Private Placement

MAINZ, Germany, June 29, 2020 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), a clinical-stage biotechnology company focused on patient-specific immunotherapies for the treatment of cancer and infectious diseases, today announced a private investment of USD 250 million (EUR 223 million) by Temasek and other accredited investors. The private placement includes an investment of approximately USD 139 million in ordinary shares and a USD 112 million investment in 4-year mandatory convertible notes.

“We are pleased to welcome Temasek onboard as a new shareholder. We believe their long-term investment approach, global presence, and deep experience in the biotechnology field are a good fit with our vision to build a leading global biopharmaceutical company,” said Ugur Sahin, CEO and Co-founder of BioNTech.

Upon closing, private placement investors will receive 2,595,996 ordinary shares in BioNTech, which will be subject to a 180-day lock-up agreement. The 4-year mandatory convertible notes will come with a coupon of 4.5% per annum and a conversion premium of 20% above the reference price. The investment is expected to close in early- to mid-August, subject to customary closing conditions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security. The securities referenced herein have not been and will not be registered under the Securities Act of 1933, as amended (Securities Act), or applicable state securities laws and may not be offered or sold in the United States or any state thereof absent registration under the Securities Act and applicable state securities laws or an applicable exemption from registration requirements.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline.

About Temasek

Temasek is an investment company with a net portfolio value of SGD 313 billion (USD 231 billion, EUR 206 billion) as of 31 March 2019. Temasek’s three roles as an Investor, Institution and Steward, as defined in the Temasek Charter, shape its ethos to do well, do right and do good. Temasek’s investment philosophy is anchored around four key themes: Transforming Economies; Growing Middle Income Populations; Deepening Comparative Advantages; and Emerging Champions. Headquartered in Singapore, Temasek has 11 offices around the world.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the timing for closing of the offering. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 31, 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Contact

Media Relations

Jasmina Alatovic

Senior Manager Global External Communications

Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385

E-mail: Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

VP Investor Relations & Business Strategy

Tel: +49 (0)6131 9084 1074

E-mail: Investors@biontech.de